UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               FORM 10 - SB



  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                      Zion Development Corporation
--------------------------------------------------------------------------
             (Name of Small Business Issuers in its charter)


                Nevada                          88-0514534
                ------                          ----------
    (State of other jurisdiction of           I.R.S. Employer
     incorporation or organization)        Identification Number


 1240 E. 100 South, Ste. 103, St. George, UT             84790
 -------------------------------------------             -----
  (Address of principal executive offices)             (zip code)


Issuer's telephone number: (435) 632-1837


Securities to be registered under section 12(b) of the Act:


      Title of Each Class           Name on each exchange on which
      To be so registered           Each class is to be registered


--------------------------------------------------------------------------


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Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 100,000,000 shares authorized, 2,530,000 issued and outstanding as of the most recent practicable date.

Preferred Stock, $0.001 par value per share, 20,000,000 shares authorized, 33,600 issued and outstanding as of the most recent practicable date.


/1/


                              TABLE OF CONTENTS

                                                                          Page

Part I                                                                      3

 Item 1.  Description of Business                                           3

 Item 2.  Management's Discussion and Analysis or Plan of Operation        11

 Item 3.  Description of Property                                          15

 Item 4.  Security Ownership of Certain Beneficial Owners and Management   16

 Item 5.  Directors and Executive Officers, Promoters and Control Persons  17

 Item 6.  Executive Compensation                                           19

 Item 7.  Certain Relationships and Related Transactions                   19

 Item 8.  Description of Securities                                        20


Part II                                                                    22

 Item 1. Market Price of and Dividends on the Registrant's Common Equity 22 and Related Stockholder Matters

 Item 2.  Legal Proceedings                                                23

 Item 3.  Changes in and Disagreements with Accountants                    23

 Item 4.  Recent Sales of Unregistered Securities                          23

 Item 5.  Indemnification of Directors and Officers                        24


Part F/S                                                                   25

 Item 1.  Financial Statements                                             25


Part III                                                                   37

 Item 1.  Index to Exhibits                                                37

          Signatures                                                       38


/2/


                   Forward Looking Statements

     Some of the statements contained in this Form 10-SB are not historical facts but rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involves risks and uncertainties. Caution should be exercised in regard to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;
     2. Our ability to generate customer demand for our products;
     3. The intensity of competition; and
     4. General economic conditions.

                             Part I

     We are filing this Form 10-SB on a voluntary basis to:

     1. Provide current, public information to the investment community;
     2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
     3. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.   Business Development and Summary

     Zion Development Corporation ("Zion") was incorporated under the laws of Nevada on December 4, 2001. Our principal business objective is to acquire, develop and manage commercial and residential real estate properties. We intend to engage in real estate projects in cooperation with strategic consultants, architects, general and sub-contractors, and other specialists on a project-by-project basis. To date, we have acquired three properties, have not developed, but have managed one residential and no commercial real estate properties and have received minimal revenues.

     We plan to provide our customers with quality, reasonably priced residential and commercial real estate that exceeds their expectations. To achieve this objective, we have developed a business strategy that consists of the following key elements:

  1. Design and construction of residential and commercial real estate projects with a strong emphasis on value and quality;
  2. Diversification of operations by expanding our geographic reach;
  3. Acquire and operate properties to generate current positive cash flow while holding said properties for possible long-term appreciation; and
  4. Develop selected properties for either long-term leasing or short-term sale.


/3/


Business of Issuer

 (1)  Principal Products and Principal Markets

     We plan to select land for development based upon a variety of factors, including:

       1. Internal and external demographic and marketing studies;
       2. Financial and legal reviews as to the feasibility of the proposed project;
       3. The ability to secure necessary financing and obtain required government approvals and entitlements;
       4. Environmental due diligence;
       5. Management's judgment as to the real estate market economic trends; and
       6. Our experience in a particular market.

     We expect to generally utilize option or land purchase agreements to obtain control of desired parcels of land. Our option and land purchase agreements will typically be subject to numerous conditions, including our ability to obtain any necessary governmental approvals. During the contingency period, we also will need to confirm the availability of utilities, complete our marketing feasibility studies, verify site and construction costs, review and approve soil and environmental reports and arrange for project financing, if necessary. The use of option or land purchase agreements may increase the price of land that we may eventually acquire, but significantly reduces the risk. We expect to have the ability to extend many of these options for varying periods of time, in some cases by the payment of an additional deposit and in some cases without an additional payment. Often, the down payment on the agreement will be returned to us if all approvals are not obtained, although pre-development costs may not be recoverable.

  Commercial Properties

     We seek to purchase and/or develop commercial properties that can be leased to financially sound tenants on terms that will provide sufficient cash flow to meet or exceed requirements for related mortgage amortization and operating expenses. When circumstances warrant, in the opinion of management, we may seek to realize appreciation in value by selling a property in order to use the capital for opportunities with greater potential financial return or directly exchanging the property for another property management believes will offer a greater potential financial return. In other circumstances, we may refinance a property to realize a portion of the appreciated value while retaining the property for potential additional appreciation.

  Residential Homes

     We seek to maximize customer satisfaction by offering homes that incorporate quality materials, distinctive design features, convenient locations and competitive prices. In addition, we seek to customize our homes to individual homebuyers through the use of design options and upgrades. We believe that through the increased sale of options and upgrades we can improve both the value of our homes to our customers and our profit margins.

  Properties Requiring Renovation

     We seek to identify and acquire unimproved properties or improved properties with renovation potential that meet our appreciation criteria. In some instances, we may acquire and hold unimproved properties for future development where the initial acquisition and holding costs are warranted, in the opinion of management, in view of the projected development potential.


/4/


  Customer Financing

     We plan to secure the availability of a variety of competitive market rate mortgage products from both national and regional lenders. These lenders generally offer mortgage products for varying lengths of time and amounts. By making available an array of attractive mortgage programs to qualified purchasers, we plan to be better able to coordinate and expedite the entire sales transaction by ensuring that mortgage commitments are received and that closings take place on a timely and efficient basis.

  Construction

     Zion will hire the general contractor for each of our future construction projects. Our project development operations will be controlled by employees who supervise the construction of each project, coordinate the activities of subcontractors and suppliers with specificity that only quality durable materials be used in the construction of our properties, subject their work to quality and cost controls and assure compliance with zoning and building codes. Our subcontractors will follow design plans prepared by either our client or Zion that reflect any applicable local influences, requirements and or conditions. We plan to typically engage and retain our subcontractors on a project-by-project basis to complete construction at a fixed price. Agreements with subcontractors and materials suppliers will generally be entered into after competitive bidding. Zion does not currently, nor does management plan to establish any long-term contractual commitments with any subcontractors or suppliers. In connection with the competitive bid process, we will obtain information from prospective subcontractors and vendors with respect to their financial condition and ability to perform the agreements they enter into with Zion.

  Diversification of Operations by Expanding the Geographic Reach

     Our strategy is dependent upon maintaining a competitive position in our current markets located in Utah and Nevada. We will begin to focus on the geographic diversification of our markets, as well as on other growing markets once we have established ourselves in our local market. Real estate markets are cyclical and cycles depend, in part, on local and regional conditions, we believe that by operating in multiple geographic markets, we will be less subject to the effects of local and regional economic cycles.

 (2)  Distribution methods for our products

     Our objective is to provide our customers with residential and commercial property that incorporates quality and value while seeking to maximize our return on invested capital. To achieve this objective, we have developed a strategy, which focuses on the following elements:

  Marketing Strategy

     We believe that building awareness of the Zion Development Corporation brand is important in expanding our customer base.
We plan to make use of advertising and other promotional activities, including brochures, direct mail and the placement of strategically located signboards within the immediate areas of our developments. We intend to advertise to effectively market and lease our properties. Our marketing strategy will be focused at the property level to effectively sell, market, or lease our particular real estate properties.

     Due to the fact that we are currently classified as a development stage company and have generated only $1,405 in revenue since inception, we have incurred no advertising costs. We will not invest on advertising until we have the revenue necessary to allow for such investment. We expect this process to take anywhere from six to twelve months given the current real estate environment. At that time we foresee spending no more than five percent of total revenue on advertising.


/5/


  Develop New Relationships

     We plan to enter into new relationships with local lenders that will help us promote our available properties. These relationships should provide us with significant benefits including access to customers, real estate agents and marketing activities such as banner ads, buttons, logos, online order pages and direct sales force activities. We intend to enter into additional agreements with real estate destination sites, real estate brokerage firms, multiple listing services and technology providers that will provide us with similar benefits. To date we have entered into no such agreements.

 (3)  Status of any announced new products

     We have not created any new products, nor do we plan to create any new products for the foreseeable future.

 (4)  Industry background

  The Residential Development Industry

     The residential home building industry, which includes the development of residential real estate projects has three primary components:

       1. Land acquisition;
       2. Land development; and
       3. Home construction and sales.

     We believe that there is considerable overlap among those who participate in one or more of these components. Investors purchase undeveloped or underutilized real estate with a view to realizing appreciation in value as a result of urban or suburban growth but such investors usually do not engage in development activities. Developers and residential dwelling contractors, such as Zion, typically purchase real property which is usually unimproved and unplatted but is appropriately zoned for development, and such entities develop such property into subdivisions containing platted, semi-finished or finished lots for sale to home builders. In some instances, developers also engage in residential home construction.

     We plan to acquire properly zoned real estate for further development and construct residential units thereon and also build residential units in subdivisions containing fully developed lots ready for residential home construction.

     Within the home construction and sales component of the industry, there are six major activities:

       1. Building custom homes;
       2. Building production homes;
       3. Building townhomes;
       4. Building condominiums;
       5. Building apartments; and
       6. Remodeling.

     We will concentrate our residential construction activities on the construction of single-family custom homes in the medium price range. We expect the average cost of building a home in this range to be between $200,000 and $500,000 and its expected selling price to be between $300,000 and $750,000.


/6/


  The Commercial Development Industry

     According to the Urban Land Institute's (ULI) mid-year Real Estate Forecast, although the U.S. economy appears to be recovering from the mild recession, most sectors of real estate will continue to feel the pinch into 2003. The lack of job growth has been the single most damaging factor affecting the industry, the study says. "Negative job growth and a rising unemployment rate have greatly undermined both consumer confidence and the demand for real estate, especially office space, but industrial, retail, hotel and apartment properties as well," the forecast says.

     Forty-nine percent of the respondents to ULI's forecast survey expect the profitability of real estate firms to be "good to excellent" through mid-2003, compared to 60 percent one year ago. Eleven percent are expecting profitability to range between modestly poor and abysmal. The ULI forecast projects strongest profits among real estate services firms, followed by financial services/institutional investors, residential or resort developers, private real estate operating firms and developers, public real estate operating companies, and lastly, real estate investment trusts.

     According to the forecast, development prospects will be strongest for housing in general: it ranks master-planned communities, middle-income detached housing, and infill housing as having the most potential. Urban mixed-use properties, mixed-use town centers and attached housing are also expected to offer modestly good prospects. Offering the least potential is upscale/luxury hotels; followed (in order) by downtown office space, high-rise suburban office space, resort hotels, mid-price/economy hotels, regional malls and low-rise suburban office space.

     Low- and middle-income multifamily rental properties are expected to be the top performers in terms of rent increases over the next 12 months, followed by neighborhood/community shopping centers and warehouse industrial properties. However, even with the top ranking, these property types will see only fair prospects for increases, the forecast predicts. Luxury hotels, high-rise suburban office properties, resort hotels and downtown office space have the poorest prospects in the forecast, offering few opportunities for rent increases.

     The retail sector appears the least affected by the weakened status for the commercial real estate industry, primarily because "the prospects for attractive rent increases were not particularly favorable last year and have not changed much since," the forecast says. The for-sale housing sector is expected to fare much better than the commercial side, with infill housing and middle-income detached homes experiencing fair to strong price increases.

Competition

     The development and sale of residential and commercial real estate properties is highly competitive and fragmented. The real estate business is intensely competitive in all of its phases, and we will compete with many real estate investment and development firms, including individuals, real estate investment trusts and other entities, most of which have greater financial resources. We expect competition from a variety of sources for attractive real estate investment and development opportunities.

     Competition among private and institutional purchasers of real estate property has increased substantially in recent years, with resulting increases in the purchase prices paid for this property and higher fixed costs. We compete for residential and commercial sales and projects on the basis of a number of interrelated factors, including location, reputation, amenities, design, quality and price, with numerous national, regional and local builders, including some developers with greater financial resources.


/7/


     The residential and commercial construction industries are cyclical and are affected by consumer confidence levels, prevailing economic conditions generally, and interest rate levels in particular. A variety of other factors affect these industries, including the availability of labor and materials and increases in the costs thereof, changes in costs associated with home and business ownership such as increases in property taxes and energy costs, changes in consumer preferences, demographic trends and the availability of and changes in mortgage financing programs.

 (5)  Raw materials and suppliers

     We do not plan to maintain significant inventories of construction materials except for those materials that will be utilized for buildings under construction. There are numerous suppliers of raw materials and services available to us, and such materials and services have been and continue to be readily available. Material prices may fluctuate, however, due to various factors, including demand or supply shortages which may be beyond the control of our vendors. From time to time we may enter into regional and national supply contracts with certain vendors. We do not foresee any relationship issues with our future suppliers and subcontractors.

 (6)  Customers

     As we are currently a development stage company, we do not at present have any customers. We believe that our ability to establish and maintain long-term relationships with our clients and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We will value frequent communication with and feedback from our future clients in order to continually improve our products. Our goal is to become a leading real estate developer for the Utah and Nevada residential and commercial market. In addition, our future operating results may also fluctuate due to factors such as the gain or loss of significant clients and the pace of growth in the real estate industry.

 (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, including duration

     We regard copyrights, service marks, trademarks, trade secrets and similar intellectual property as critical to our success, and intend to rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers and others to protect our proprietary rights. We plan to apply for a tradename registration for "Zion Development Corporation."

     If approved, the right to use the "Zion Development
Corporation" name will be considered an important asset, and we will actively defend and enforce such a tradename.

     There can be no assurance the steps taken to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate our copyrights, trademarks and similar proprietary rights. In addition, there can be no assurance that other parties will not assert infringement claims against us. We expect to be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by us. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. We are not currently aware of any legal proceedings pending against us.

     To date we hold no patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts, nor is there plans to hold such items for the foreseeable future. The above disclosures are to inform the public of the potential risks associated with holding such items should we do so in the future.


/8/


 (8)  Regulation

     We are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations, which impose restrictive zoning and density requirements in order to limit the number of homes that can eventually be built within the boundaries of a particular locality. In a number of our markets there has been an increase in state and local legislation authorizing the acquisition of land, mainly by governmental, quasi-public and non-profit entities, as dedicated open space.

     In addition, we are subject to various licensing, registration and filing requirements in connection with the construction, advertisement and sale of homes in our communities in the states and localities in which we operate. We may also be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums in the areas in which we operate. Generally, such moratoriums relate to insufficient water or sewage facilities, or inadequate road capacity.

     In order to secure certain approvals, we may have to provide affordable housing at below market rental or sales prices. The impact on us will depend on how the various state and local governments in the areas in which we engage, or intend to engage, in development implement their programs for affordable housing. To date, these restrictions have not had a material impact on us, nor do we expect these restrictions to materially affect our operations in the foreseeable future.

     Under various federal, state, and local laws and regulations, an owner of real estate is liable for the costs of removal or remediation of certain hazardous substances on its property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous substances. The costs of remediation or removal may be substantial, and the presence of the hazardous substances, or the failure to promptly remediate them, may adversely affect the owner's ability to sell the real estate or to borrow using the real estate as collateral. In connection with our future ownership and operations of these properties, we may be potentially liable for the costs of removal or remediation of hazardous substances.

     Our commercial properties will be subject to the American Disabilities Act (ADA). Under the ADA, all places of public accommodation are required to comply with certain federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for public accommodations and commercial facilities but generally requires that buildings and services (including restaurants and retail stores) be made accessible and available to people with disabilities. The ADA requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, or, in some cases, an award of damages.

 (9)  Effect of existing or probable government regulations

     We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

 (10) Research and development activities

     Zion has not performed any research and development activities since inception, nor have we incurred any Research and Development expenses.


/9/


 (12) Employees

     We currently employ a President/ Secretary/ Treasurer and Vice-President. There exist no employment agreements, organized labor agreements or union agreements between Zion Development Corporation and our employees. We believe that our relations with our employees are good.

 (13) Dependence on Key Personnel

     The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our President, Treasurer, Vice President and Secretary. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations.



        [Balance of this page intentionally left blank.]


/10/


Item 2.  Management's Discussion and Analysis or Plan of Operation

A.   Management's Plan of Operation

 (1) Zion Development Corporation is considered a development stage company. We have generated revenue of $1,105 for the six months ended June 30, 2003 and $1,405 since inception. Our activities since inception have been devoted primarily to raising capital. As a result, we are a development stage enterprise as defined by SFAS 7. In our most recent operating period ended June 30, 2003, we recorded nominal revenue. Additionally, there was no revenue generated in the fiscal year ended December 31, 2001. Accordingly, our auditors have issued a comment regarding our ability to continue as a going concern (please refer to the footnotes to the financial statements). Management intends to use capital and debt financing as needed to supplement the cash flows generated by the sale of our residential and commercial properties and the fees obtained through the leasing of certain properties. Our fixed and variable expenses and our ability to control them are as follows:

  Classification                  Fixed/Variable         Ability to Control
  --------------                  --------------         ------------------

Employee Wages and Benefits       Salary = Fixed       Can reduce through lay
                                  Hourly = Variable    off of personnel or
                                                       outsourcing certain
                                                       processes

Interest Expense                       Fixed           Can reduce through
                                                       restructuring of
                                                       agreements

Accounting and Legal Expenses        Variable          Will increase as
                                                       Company becomes fully
                                                       reporting

Office Rental Expense                  Fixed           Can increase or
                                                       decrease based on
                                                       month to month rental

Utilities                            Variable          May fluctuate due to
                                                       seasonality

Business Insurance                     Fixed           Will increase when
                                                       "Key Man" life
                                                       insurance is obtained

Misc. Office Supplies & Shipping     Variable          Can control through
                                                       reduced office supply
                                                       requisitions,
                                                       negotiating
                                                       alternative shipping
                                                       solutions

     To date, our efforts have been primarily focused on researching potential real estate acquisitions, implementing our business strategy and raising working capital through equity financing. Our ability to generate revenues is primarily dependent upon our ability to cost-effectively and efficiently develop and market our real estate properties. Our priorities for the next 12 to 24 months of operations are to:

      Task                 Description              Time            Cost
      ----                 -----------              ----            ----

Generate revenue         Through the sale       Six to Twelve     Dependent
  sufficient to         and or lease of our        Months          on each
expand operations           properties.                          individual
  and invest in                                                   property
   advertising

  Advertise to            Advertise via         Three to Six       Maximum
   build brand         newspaper, industry       Months from        five
    awareness            magazines, real           date of         percent
                       estate trade shows,        available        of total
                          etc. to obtain            funds          revenue
                        additional clients

  Develop other         Diversify revenue       Three to Six       No cost
revenue producing       generation through       months from
  relationships          addition of new        the start of
                             clients                 our
                                                 advertising
                                                   campaign


/11/


  (2) Our total expenses for the period from December 4, 2001 (inception) to December 31, 2002 were $46,844, of which $34,355 or approximately 73% were consulting fees and $12,489 or approximately $27% were general and administrative. The consulting fees were incurred as a result of our raising capital through stock offerings (see Part II Item 4. Recent Sale of Unregistered Securities) and our attempt to obtain listing for our common stock on the OTC-BB exchange. Our total expenses for the six-month period ended June 30, 2003 were $1,037, of which 100% were general and administrative.

     Our net loss for the period from December 4, 2001 (inception) to December 31, 2002 was $45,789. Our net loss for the six-month period ended June 30, 2003 was $245. We believe funds received from our common and preferred stock offerings plus our projected cash flows will be adequate to fund our operations and provide for our working capital needs for at least the next 12 to 24 months. As we grow our business and obtain additional development contracts for residential and/or commercial properties, our revenues should grow on a consistent basis. By focusing our efforts on limiting general and administrative expenses as we increase revenue, we expect to increase our net income on a consistent basis as well. We expect revenues to be affected by seasonal variations on a very limited basis only. As we are in the business of real estate development, our sales efforts will continue throughout the year. If fluctuations in sales affect cash flow to an extent not manageable through normal techniques we will seek additional capital through further stock offerings, debt financing or the sale of our properties.

     We had a net increase in cash during the period from December 4, 2001 (inception) to June 30, 2003 of $3,630. Net cash used by operating activities totaled $669 for the six-month period ended June 30, 2003. Net cash used by investing activities totaled $5,065 for the six-month period ended June
30, 2003. This was due exclusively to purchasing land. Net cash provided by financing activities totaled $1,000 for the six-month period ended June 30, 2003. This was a subscription receivable that was not collected in 2002.

     We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

  Limited Operating History

     We have a limited operating history on which to base estimates for future performance and face all of the risks inherent in the real estate industry. These risks include, but are not limited to, market acceptance of our properties and market penetration through our advertising efforts, our ability to obtain a pool of qualified personnel, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

  Need for Additional Financing

     We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable when we emerge from the development stage. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our expected operating cash flow and the funds raised from our offering of common and preferred stock (as described in Part II, Item 4. Recent Sale of Unregistered Securities) will be sufficient to meet our operating expenses for at least the next 12 to 24 months.


/12/


     Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising additional equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

  The Market

     The level of real estate development, changes in general and local economic conditions including employment levels, demographic considerations, availability of financing, interest rate levels, consumer confidence and housing demand, may affect the markets for our properties. Our success will depend, in part, upon our continued ability to provide quality properties that meet changing customer needs, successfully anticipate or respond to developmental changes in real estate processes on a cost-effective and timely basis and enhance and expand our client base. Current competitors or new market entrants may provide properties superior to ours that could adversely affect the competitive position of our Company. Any failure or delay in achieving our priorities for the next 12 to 24 months of operations as stated on page 11 could have a material adverse effect on our business, future results of operations and financial condition.

B. Management's Discussion and Analysis of Financial Condition and Results of Operations

     As of December 4, 2001 (inception) to June 30, 2003, we have yet to generate significant revenue. As a development stage real estate development firm, our revenue will be derived from engaging in real estate projects. With all the economic challenges facing us, we are confident that we will meet our goals of growing our revenue, while at the same time maintaining a close watch on our general and administrative expenses.

     We have valued our stock at fair value in accordance with the accounting prescribed in SFAS No. 123, which states that all transactions in which goods or services are received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

     Due to our status as a developmental stage company, there is substantial doubt about our ability to continue as a going concern. We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable when we emerge from the development stage.

     We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our operating cash flow and the funds raised from our offering of common and preferred stock will be sufficient to meet our operating expenses for at least the next 12 to 24 months.

     Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control.


/13/


     If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising additional equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

     Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

  Revenue Recognition

     We expect our primary source of revenue to come from the development, management and sale of commercial and residential real estate properties. Revenue will be recognized according to GAAP, which generally records revenue upon the sale of property and/or the receipt of lease payments.

Recent Accounting Pronouncements

     In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.

     In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.


/14/


     In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31. 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company began to adopt the provisions of FIN No.
46 during the first quarter of fiscal 2003.

Item 3.     Description of Property

A.   Description of Property

     Our headquarters and facilities are located at 1240 E. 100 South, Ste. 103, St. George UT 84790. Zion Development Corporation currently operates in a 150 square feet office space. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized.

B.   Investment Policies

     Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in securities, investments in real estate investment trusts or securities of or interests in those persons primarily engaged in real estate activities.



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/15/


Item 4.     Security Ownership of Certain Beneficial Owners and Management

A.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth as of September 30, 2003, certain information regarding the beneficial ownership of our common stock by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and (c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.


                            Shares                             Percentage of
                         Beneficially                          Common Shares
 Name and Address           Owned            Consideration      Outstanding

Shawn Wright              2,500,000            2,500,000 @         98.81%
1240 E. 100 South,                          $0.001 per share
Suite 103, St.
George, UT 84790

Heber Lund                        0               N/A               0.00%
1240 E. 100 South,
Suite 103, St.
George, UT 84790

Vincent Hesser                  900                  900 @          0.04%
5440 W. Sahara,                             $1.000 per share
3rd Floor
Las Vegas, NV
89146
                         ----------                             -----------
Total ownership by        2,500,900                                98.85%
our officers and
directors (three
individuals)


B.   Persons Sharing Ownership of Control of Shares

     No person other than Shawn Wright owns or shares the power to vote five percent (5%) or more of Zion Development Corporation securities. In addition, Shawn Wright is the only officer and director that owns shares in the Company.



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/16/


Item 5.     Directors and Executive Officers, Promoters and
Control Persons

A.   Directors and Executive Officers

     The following table sets forth certain information with respect to each of our executive officers or directors.


         Name            Age           Position                  Term

Shawn Wright             35           President,           Since December 2001
                                 Secretary, Treasurer
                                     and Director

Heber Lund               63         Executive Vice         Since December 2001
                                      President

Vincent Hesser           38            Director            Since December 2001


B.   Work Experience

     Shawn Wright, President, Secretary, Treasurer and Director - Mr. Wright has 14 years of experience in the construction, development, and property management industries. Mr. Wright has expertise scheduling and tracking construction projects, bidding on contracts, managing personnel and payroll, and overseeing jobs. Mr. Wright also worked with civil engineers and city inspectors in relation to those construction jobs, met with owners and vendors, and managed contracts.

     During his career, Mr. Wright has owned and operated several successful, sole proprietorship construction and real estate related companies, including masonry and painting companies, and he currently holds a Utah Contractors License in Masonry. He is also experienced in ownership and operation of commercial for-lease properties, and the acquisition and disposition of real estate properties. During the beginning of his career, Mr. Wright attended several courses related to the industry at Southern Utah University, specializing in Architecture and Drafting.

     Heber Lund, Executive Vice President - Mr. Lund has 27 years of experience in the subcontracting, construction, and development industries for both residential and commercial real estate. Mr. Lund has expertise in all phases of developing single-family homes, residential subdivisions, and commercial properties from land acquisition to final completion and disposition. He also has many years of experience in office operations, accounting, bidding, managing personnel and contract administration.

     Mr. Lund began his construction career in the retail trade, owning and operating a company specializing in residential upgrade items such as flooring, carpeting, window treatments, and furniture. Subsequently, Mr. Lund formed Lund Pools and Landscaping 18 years ago to service the Southern Utah and Nevada areas. Mr. Lund's company has contracted and completed many successful residential and commercial projects, including the Virgin River Hotel and Casino in Mesquite, Nevada and the Best Western Abby Inn in St. George, Utah. During the last 27 years, Mr. Lund has also developed and built several homes and commercial developments.

     Mr. Lund is a graduate of Southern Utah University (Class of
1966) and earned his Bachelor degree in Business. He also currently holds Pool and Landscaping contractor licenses in the State of Utah. Mr. Lund is Mr. Wright's father in law.


/17/


     Vincent Hesser, Director - Mr. Hesser serves on the board of directors for the Company, acting in an advisory capacity assisting in developing long-term corporate strategies and goals. Mr. Hesser also serves on the Board of Directors of OneCap, a publicly traded company, and Copyright Media Corporation of Nevada, a full service media firm.

     Mr. Hesser currently is President and CEO of OneCap, a publicly traded, full service real estate and mortgage firm in Nevada. OneCap trades under the symbol "ONCP" on the OTCBB exchange. His areas of responsibility include coordinating the development of corporate policies, goals and objectives relative to company operations; lender and investor relations; and financial performance and growth. Mr. Hesser oversees the daily company operations and business affairs to ensure that business objectives are achieved. Under his tenure, OneCap has grown from a private company with less than 10 employees, to a publicly traded company with over 75 employees and agents in less than two years.

     Mr. Hesser also served as Chief Financial and Operating Officer for Pacific Properties and Development LLC and Pacific Homes. During his tenure as an executive at Pacific Properties and Pacific Homes, Mr. Hesser obtained hundreds of millions of dollars of project equity and debt financing for various real estate projects, and he has overseen the build-out of many premier housing, apartment, and commercial real estate projects in Southern Nevada.

     Mr. Hesser began his career at PriMerit Bank (subsequently purchased by Norwest Bank, who was acquired by Wells Fargo Bank) in Las Vegas, Nevada. He was responsible for analyzing, evaluating and reporting on numerous real estate joint ventures throughout the southwestern United States, with over twenty real estate and development companies. He also assisted the bank in their reviews with the Office of Thrift Supervision (OTS) and Federal Deposit Insurance Corporation (FDIC) in relation to those investments.

     Mr. Hesser is a graduate of Southern Utah University (Class of 1990) and earned his Master of Accountancy degree, summa cum laude and with high distinction. He has obtained his CPA
Certificate and also holds a general contractors license in the State of Nevada.



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/18/


Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

     We do not currently have employment, organized labor or union agreements between Zion and our employees. No salary has been paid to an officer or director of Zion, since the date of initial formation and incorporation of the Company in the State of Nevada. The below-named executives have agreed to defer payment of salaries based on the cash flow and financial performance of the Company. Salaries will not be paid until after funding of the Company is fully complete. Additionally, there has not been, nor will there be any accrual of salaries. The following table sets forth the annual compensation due our executives.

                  Capacities in which      Time Spent
                   Remuneration was          on Zion          Annual
  Name                 Recorded             Business     Compensation 1,2

Shawn Wright    President, Secretary,          50%              $0
               Treasurer and Director

Heber Lund         Executive Vice              20%              $0
                     President

Vincent Hesser        Director           Board Meetings         $0
                                         (Less than 1%)

Footnotes to Executive Compensation:

1. The officers and directors of the Company have not received a salary since inception, nor will they accrue salaries. Management's salaries will be based upon the performance of the Company and will only be paid in the future given that revenues generated by operations are sufficient to do so. In addition, management's base salaries can be increased by the Board of Directors of the Company based on the attainment of financial and other performance guidelines set by the Company. To date, there are no established criteria for salaries, nor are there plans for management to address this issue in the near future given that revenues are not expected to be sufficient to pay salaries for at least the next twelve months.
2. Members of the Company's Board of Directors will serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified, unless earlier removed as provided in the Bylaws of the Company. Executive officers serve at the pleasure of the Board of Directors.

Compensation of directors

     There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.

Item 7.    Certain Relationships and Related Transactions

     On December 19, 2001, we purchased from Shawn Wright, the president of Zion, a parcel of land. (See Footnote 5 and 9 to the financial statements)

     On September 24, 2002, we were loaned $20,000 from Vincent
Hesser, a director of the Company. During the year ended December
31, 2002, we paid the entire balance in full. (See Footnote 7 to the financial statements)


/19/


     On September 30, 2002, we issued a total of 2,050 shares of our $0.001 par value common stock valued at $2,050 to family members of Vincent Hesser, a director of the Company and 30,000 shares of our $0.001 par value preferred stock to Marie Elena Davis, a note holder. (See Footnote 6 to the financial statements)

     On January 7, 2003, we entered into a Promissory Note
Agreement with Shawn Wright, the president of Zion, in the amount of $5,000. (See Footnote 4 to the financial statements)

     On May 27, 2003, we purchased a condominium for the purchase price of $71,000 from Vincent Hesser, a director of the Company. We financed the purchase of a condominium with a second mortgage due to Vincent Hesser, a director of the Company. (See Footnote 5 and 6 to the financial statements)

Item 8.     Description of Securities

     The authorized capital stock of our Company consists of 100,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share. The following summary of certain provisions of the common stock of our Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, and the Amendment to our Articles of Incorporation, which are included as exhibits to this document and by the provisions of applicable law.

Common Stock

     As of September 30, 2003, the Company has 2,530,000 shares of common stock issued and outstanding. As a holder of our common stock:

  (a) you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  (b) you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  (c) you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  (d) you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  (e) your shares are fully paid and non-assessable. Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

     We are also authorized to issue 20,000,000 shares of Preferred Stock, $0.001 par value. As of September 30, 2002 we have issued 33,600 shares of Series A Convertible Preferred Stock
("Convertible Preferred Stock).

  Series A Convertible Preferred Stock

     Each Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time. The conversion rate will be one share of Convertible Preferred to one share of Common Stock.


/20/


     All Series A Convertible Preferred Stock has liquidation preferences (Series A Stock at $0.90 per share, respectively, plus an amount equal to all declared but unpaid dividends on each share). The holders of the Series A Convertible Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation which are legally available therefor, and prior and in preference to any declaration or payment of any dividend on any share of Common Stock, cash dividends in an amount per share of up to their full investment payable at the end of each fiscal year in which dividends are declared Any subsequent declared dividend, after the holders of the Series A Convertible Preferred Stock full investment is covered, will be evenly distributed between the common stock shareholders and the Series A shareholders.

     If the Board of Directors declares dividends on the Common Stock in excess of the dividend preference of the Series A Convertible Preferred Stock, the holders of Series A Convertible Preferred Stock shall participate in such excess dividend in the same proportion to which they would be entitled if their Series A Convertible Preferred Stock were converted into shares of Common Stock.

     Once a Series A shareholder decides to convert his/her stock to common stock, that shareholder will lose his/her preferred dividend disbursement rights. The Series A shareholder that has converted will receive dividends only after all the Series A shareholders who have not converted their stock have been fully compensated for their investment.

Nevada Anti-Takeover Provisions

     The anti-takeover provisions of Sections 78.411 through
78.445 of the Nevada Corporation Law apply to Zion Development Corporation Section 78.438 of the Nevada law prohibits us from merging with or selling Zion Development Corporation or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Zion Development Corporation shares, unless the transaction is approved by the Board of Directors of Zion Development Corporation. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of Zion Development Corporation.



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/21/


                             Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

A.    Market Information

     There is no current market for our common equity. Our common equity is not subject to outstanding warrants. No sales of common equity have been sold pursuant to Rule 144 of the Securities Act, nor has an offering been made that could have a material effect on the market price of our common equity. The Company has no outstanding stock option grants.

     There are currently 29,100 shares of our common stock held of record by 28 individuals. The remaining 2,500,900 shares held of record by 6 individuals will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

     In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B.    Holders

     As of September 30, 2003, we have 34 common stockholders of record.

D.    Reports to Shareholders

     We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Zion Development Corporation, with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.


/22/


E.    Transfer Agent and Registrar

     The Transfer Agent for the shares of common stock of Zion
Development Corporation is Shelley Godfrey, Pacific Stock
Transfer Company, 500 E. Warm Springs Road, Suite 240, Las
Vegas, Nevada 89119, (702) 361-3033.

Item 2.  Legal Proceedings

     We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.  Changes in and Disagreements with Accountants

     The Company had not retained independent accountants prior to engaging Beckstead & Watts, LLP as independent auditors.
Since the Company's inception to June 30, 2003, neither the Company nor anyone on its behalf consulted Beckstead & Watts regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, nor has Beckstead & Watts provided to the Company a written report or oral advice regarding such principles or audit opinion. We have had no disagreements with our independent accountants.

Item 4.  Recent Sale of Unregistered Securities

Common Stock

     On December 4, 2001, we were incorporated under the laws of the State of Nevada as Zion Development Corporation. We are authorized to issue 100,000,000 shares of Common Stock, par value
$0.001.

     At the Initial Meeting of the Board of Directors on December 5, 2001, it was resolved that our formal Bylaws be adopted. On December 6, 2001 there was another board meeting where it was resolved that we issue 2,500,000 shares of our $0.001 par value common stock to, Shawn Wright, our president. Mr. Wright received 1,000,000 shares for cash of $25,000 and 1,500,000 shares in exchange for property worth $36,000.

     The above referenced issuances transacted on December 5, 2001, December 6, 2001, were made in accordance with Section 4(2) of the Securities Act of 1933, as amended, which exempts from registration transactions by an issuer not involving a "public offering."

     During September 2002, we completed an offering that was registered with the State of Nevada pursuant to NRS 90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. We sold 5,000 shares of our $0.001 par value common stock at a price of $1.00 per share to 32 individuals for total cash of $5,000. In addition, we issued 25,000 shares to one shareholder in lieu of services rendered in the amount of $25,000. The issuance of shares represented payment to Corporate Regulatory Services, a consulting company, for facilitating the preparation of the documentation necessary to become a publicly traded company.

     For our offering of securities, we relied upon the following facts to determine that the offers and sales were exempt from registration:


/23/


1. We were pursuing a specific business plan, and were not a blank check or "Shell" company;

2. For the period of 12 months prior to the sale, we had raised less than $1,000,000 from the sale of our securities; and

3. At the times of the sales, we were not subject to the reporting requirements of Sections 13(d) or Section 15 of the Securities and Exchange Act of 1934.

     Therefore, based on the facts above, we were able to determine that we could sell securities pursuant to Rule 504 of Regulation D.

 Preferred Stock

     During September 2002 we completed an offering in which 33,600 restricted shares of Series A Convertible Preferred stock were issued to 30 shareholders at a price of $0.90 per share, for total receipts of $30,240 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 505 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten.

Item 5.     Indemnification of Directors and Officers

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751, we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.



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/24/


                              Part F/S


Item1.  Financial Statements


      The following documents are filed as part of this report:

           Zion Development Corporation             Page

           Independent Auditor's Report              26

           Balance Sheets                            27

           Statements of Operations                  28

           Statements of Stockholders' Equity        29

           Statements of Cash Flows                  30

           Footnotes                               31 - 36


/25/


Beckstead and Watts, LLP
------------------------
Certified Public Accountants

                                          3340 Wynn Road, Suite B
                                              Las Vegas. NV 89102
                                                     702.257.1984
                                               702.362.0540 (fax)

                  INDEPENDENT AUDITORS' REPORT

Board of Directors
Zion Development Corporation
Las Vegas, NV

We have audited the Balance Sheet of Zion Development Corporation (the "Company") (A Development Stage Company), as of June 30,
2003 and December 31, 2002, and the related Statement of Operations, Stockholders' Equity, and Cash Flows for the periods then ended and for the period December 4, 2001 (Date of Inception) to June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zion Development Corporation (A Development Stage Company) as of June 30, 2003 and December 31, 2002, and the results of its operations and cash flows for the periods then ended, and for the period December 4, 2001 (Date of Inception) to June 30, 2003, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 3 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckstead and Watts, LLP

August 27, 2003


/26/


                         Zion Development Corporation
                         (a Development Stage Company)
                                Balance Sheets


                                                June 30,       December 31,
                                                  2003        2002      2001
Assets                                         ----------   --------  --------

Current assets:
 Cash and equivalents                          $    3,630   $  8,364  $ 23,889
 Funds held in escrow                               2,500      2,500         -
 Accounts receivable                                1,925        300         -
 Notes receivable - related party                   5,000          -         -
                                               ----------   --------  --------
   Total current assets                            13,055     11,164    23,889
                                               ----------   --------  --------

Property                                          143,090     72,090    36,000

                                               ----------   --------  --------
                                               $  156,145   $ 83,254  $ 59,889
                                               ==========   ========  ========

Liabilities and Stockholders' Equity

Current liabilities:
 Accounts payable                              $      531   $    300  $      -
 Customer deposits                                    970          -         -
 Loan payable                                      79,935      9,000         -
                                               ----------   --------  --------
   Total current liabilities                       81,436      9,300         -
                                               ----------   --------  --------

Stockholders' equity:

 Common stock, $0.001 par value, 100,000,000
  shares authorized, 2,530,000, 2,530,000 and
  2,500,000 shares issued and outstanding
  as of 6/30/03, 12/31/02 and 12/31/01,
  respectively                                      2,530      2,530     2,500
 Preferred stock, $0.001 par value, 20,000,000
  shares authorized, 33,600, 33,600 and no
  shares issued and outstanding as of
  6/30/03, 12/31/02 and 12/31/01,
  respectively                                         34         34         -
 Additional paid-in capital                       118,714    118,714    58,500
 Subscriptions receivable                            (780)    (1,780)        -
 (Deficit) accumulated during development stage   (45,789)   (45,544)   (1,111)
                                               ----------   --------  --------
                                                   74,709     73,954    59,889
                                               ----------   --------  --------

                                               $  156,145   $ 83,254  $ 59,889
                                               ==========   ========  ========



 The accompanying notes are an integral part of these financial statements.


/27/


                         Zion Development Corporation
                         (a Development Stage Company)
                           Statements of Operations


                     For the six     For the
                    months ended       year   December 4, 2001 December 4, 2001
                       June 30,        ended   (inception) to   (inception) to
                 ------------------ December 31, December 31,    December 31,
                    2003      2002     2002          2001            2002
                 --------  --------  --------      --------        --------

Revenue          $  1,105  $      -  $    300      $      -        $  1,405

Expenses:
 Consulting fees-
  related party         -    34,355    34,355             -          34,355

 General and
  administrative
  expenses          1,037     4,470    10,341         1,111          12,489
                 --------  --------  --------      --------        --------
   Total expenses   1,037    38,825    44,696         1,111          46,844
                 --------  --------  --------      --------        --------

Other income
(expense):
 Interest income        -         -         1             -               1
 Interest (expense)  (313)        -       (38)            -            (351)
                 --------  --------  --------      --------        --------
   Total other
   income(expense)   (313)        -       (37)            -            (350)
                 --------  --------  --------      --------        --------
Net (loss)       $   (245) $(38,825) $(44,433)     $ (1,111)       $(45,789)
                 ========  ========  ========      ========        ========

Weighted average
number of
common shares
outstanding     2,530,000 2,500,000 2,507,644     1,625,000
                ========= ========= =========     =========

Net (loss) per
share            $  (0.00) $  (0.02) $  (0.02)     $  (0.00)
                 ========  ========  ========      ========



 The accompanying notes are an integral part of these financial statements.


/28/


                         Zion Development Corporation
                         (a Development Stage Company)
                      Statements of Stockholders' Equity


                                                               Deficit
                                                         Addit Accumu-
                Common  Stock    Preferred Stock         ional  lated
                -------------------------------- Paid- Subscr- During    Total
                                                  in   iptions Develo-   Stock-
                                                 Capi- Receiv- pment   holders'
               Shares   Amount  Shares   Amount  tal     able   Stage   Equity
              -------- -------  ------  ------- ------- ------  ------  ------
December 2001
Common stock
issued for
cash         1,000,000 $ 1,000       -  $     - $24,000 $     - $    - $25,000

December 2001
Common stock
issued for
property     1,500,000   1,500       -        -  34,500       -      -  36,000

Net (loss)
December 4,
2001
(inception) to
December 31,
2001                                                            (1,111) (1,111)
              -------- -------  ------  ------- ------- ------  ------  ------
Balance,
December 31,
2001         2,500,000   2,500       -        -  58,500      -  (1,111) 59,889

September 2002
Common stock
issued for
cash             5,000       5                    4,995 (1,000)          4,000

September 2002
Common stock
issued for
consulting
services        25,000      25                   24,975                 25,000

September 2002
Preferred
stock issued
pursuant
to Rule 505
offering                        33,600       34  30,206   (780)         29,460

December 2002
Donated
capital                                              38                     38

Net (loss)
For the year
ended
December 31,
2002                                                           (44,433)(44,433)
              -------- -------  ------  ------- ------- ------  ------  ------
Balance,
December 31,
2002         2,530,000   2,530  33,600       34 118,714 (1,780)(45,544) 73,954

March 2003
Decrease in
subscriptions
receivable                                               1,000           1,000

Net (loss)
For the period
ended
June 30, 2003                                                     (245)   (245)
              -------- -------  ------  ------- ------- ------  ------  ------
Balance, June
30, 2003     2,530,000 $ 2,530  33,600  $   34 $118,714 $(780)$(45,789)$74,709
             ========= =======  ======  ====== ======== ===== ======== =======



 The accompanying notes are an integral part of these financial statements.


/29/


                     For the six     For the
                    months ended       year   December 4, 2001 December 4, 2001
                       June 30,        ended   (inception) to   (inception) to
                 ------------------ December 31, December 31,    December 31,
                    2003      2002     2002          2001            2002
                 --------  --------  --------      --------       ----------

Cash flows from
operating
activities

Net (loss)       $   (245) $(38,825) $(44,433)     $ (1,111)      $  (45,789)

Shares issued for
consulting services     -         -    25,000             -           25,000

Adjustments to
reconcile net
(loss) to
net cash (used) by
operating
activities:

(Increase) in
accounts
receivable         (1,625)        -      (300)            -           (1,925)

Increase in
accounts payable      231    25,000       300             -              531

Increase in
customer deposits     970         -         -             -              970
                 --------  --------  --------      --------       ----------

Net cash (used) by
operating
activities           (669)  (13,825)  (19,433)       (1,111)         (21,213)
                 --------  --------  --------      --------       ----------

Cash flows from
investing
activities

Loan payable       70,935         -     9,000             -           79,935

Purchase of land  (71,000)        -   (36,090)            -         (107,090)

(Increase) in notes
receivable -
related party      (5,000)        -         -             -           (5,000)
                 --------  --------  --------      --------       ----------
Net cash (used) by
investing
activities         (5,065)        -   (27,090)            -          (32,155)
                 --------  --------  --------      --------       ----------

Cash flows from
financing
activities

Issuances of common
stock               1,000         -     1,500        25,000           27,500

Issuances of
preferred stock         -         -    26,960             -           26,960

Increase in funds
held in escrow          -         -     2,500             -            2,500

Increase in donated
capital                 -         -        38             -               38
                 --------  --------  --------      --------       ----------

Net cash provided
by financing
activities          1,000         -    30,998        25,000           56,998
                 --------  --------  --------      --------       ----------

Net increase in
cash and
equivalents        (4,734)  (13,825)  (15,525)       23,889            3,630

Cash equivalents-
beginning           8,364    23,889    23,889             -                -
                 --------  --------  --------      --------       ----------

Cash equivalents-
ending              3,630    10,064     8,364        23,889            3,630
                 ========  ========  ========      ========       ==========

Supplemental
disclosures:

Interest paid    $      -  $      -  $      -      $      -       $        -
                 ========  ========  ========      ========       ==========

Income taxes paid$      -  $      -  $      -      $      -       $        -
                 ========  ========  ========      ========       ==========

Non-cash
transactions:

Stock issued for
property         $      -  $      -  $      -      $ 36,000       $   36,000
                 ========  ========  ========      ========       ==========

Number of shares
issued for property     -         -         -     1,500,000        1,500,000
                 ========  ========  ========     =========       ==========

Stock issued for
consulting
services         $      -  $      -  $      -      $      -       $        -
                 ========  ========  ========      ========       ==========

Number of shares
issued for services     -         -         -             -                -
                 ========  ========  ========      ========       ==========



 The accompanying notes are an integral part of these financial statements.


/30/


                  Zion Development Corporation
                  (a Development Stage Company)
                              Notes

Note 1 - History and organization of the company

The Company was organized December 4, 2001 (Date of Inception) under the laws of the State of Nevada, as Zion Development Corporation. The Company has minimal operations and in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 100,000,000 shares of $0.001 par value common stock and 20,000,000 shares of $0.001 par value preferred stock.

Note 2 - Accounting policies and procedures

Cash and cash equivalents
For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are funds held in share accounts at a credit union in the amount of $3.630 and $8,364, which are considered to be cash equivalents as of June 30, 2003 and December 31, 2002.

Impairment of long lived assets
Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at June 30, 2003 and December 31, 2002.

Property
Property is recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Revenue recognition
The Company recognizes rental revenue as earned on a monthly basis.

Advertising costs
The Company expenses all costs of advertising as incurred. There were no advertising costs included in general and administrative expenses in 2003 or 2002.

Loss per share
Net loss per share is provided in accordance with Statement of Financial Accounting Standards No.128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of June 30, 2003 and December 31, 2002, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Reporting on the costs of start-up activities
Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


/31/


                  Zion Development Corporation
                  (a Development Stage Company)
                              Notes

Fair value of financial instruments
Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2003 and December 31, 2002. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which it is practicable to estimate such value:

Cash and equivalents - The carrying amount approximates fair value because of the short maturity of those instruments.

Accounts receivable - The carrying value of accounts receivable approximates fair value due to the short-term nature of the obligations.

Notes receivable - The carrying value of notes receivable approximates fair value due to the historical collectibility.

Accounts payable - The carrying value of accounts payable approximates fair value due to the short-term nature of the obligations.

Loan payable - The carrying value of loan payable approximates fair value due to the short-term nature of the obligations.

Income taxes
The Company follows Statement of Financial Accounting Standard No.109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-
current   depending  on  the  periods  in  which  the   temporary
differences are expected to reverse.

Segment reporting
The Company follows Statement of Financial Accounting Standards No.130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Dividends
The  Company has not yet adopted any policy regarding payment  of
dividends.  No  dividends  have  been  paid  or  declared   since
inception.


/32/


                  Zion Development Corporation
                  (a Development Stage Company)
                              Notes

Recent pronouncements
In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of SFAS No. 146 will be adopted for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of SFAS No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The adoption of SFAS No. 148 is not expected to have a material impact on the company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", an interpretation of FIN No. 5, 57 and 107, and rescission of FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while, the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The company believes that the adoption of such interpretation will not have a material impact on its financial position or results of operations and will adopt such interpretation during fiscal year 2003, as required.

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting
Research Bulletin No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31. 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The company will begin to adopt the provisions of FIN No. 46 during the first quarter of fiscal 2003.

Stock-Based Compensation
The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations and has adopted the disclosure-only alternative of SFAS No. 123, "Accounting for Stock-Based Compensation." Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by SFAS No. 123.

Year end
The Company has adopted December 31 as its fiscal year end.


/33/


                  Zion Development Corporation
                  (a Development Stage Company)
                              Notes

Note 3 -Going concern
The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has not commenced its planned principal operations and it has generated minimal revenues. In order to obtain the necessary capital, the Company raised funds via securities offerings pursuant to Regulation D, Rules 504 and 505 of the SEC 1933 Securities Act. The Company is dependent upon its ability to secure equity and/or debt financing and there are no assurances that the Company will be successful, without sufficient financing it would be unlikely for the Company to continue as a going concern.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4- Notes receivable -related party

On  January  7, 2003, the Company entered into a Promissory  Note
Agreement with Shawn Wright, an officer and director of the Company, in the amount of $5,000. The Note is non-interest bearing and is due upon demand. (See Note 11)

Note 5 - Property

On December 19, 2001, the Company purchased from the president of the Company a parcel of land for the purchase price of $36,000 in exchange for 1,500,000 shares of its $0.001 par value common stock. (See Note 9 and 11)

On September 16, 2002, the Company purchased a parcel of land for the purchase price of $36,090. The Company paid consideration comprising of $27,090 in cash and a $9,000 note payable to the seller.

On May 27, 2003, the Company purchased a condominium for the purchase price of $71,000 from a director of the Company. The property was financed with a first mortgage of $63,835 and second mortgage of $7,165, respectively. During the six months ended June 30, 2003, the Company paid a total of $65 in principal and accrued $313 in interest. (See Notes 6 and 11)

Note 6- Loan payable

On September 26, 2002, the Company entered into a Promissory Note Agreement with Marie Elena Davis in the amount of $9,000 in conjunction with its purchase of land from Ms. Davis. The Note is non-interest bearing and is payable with 10,000 shares of the Company's $0.001 par value common stock during the period December 31, 2002 and January 6, 2003. In the event the Company does not issue the common stock, the note is due and payable in full via cash. As of June 30, 2003, no payments have been made and the Company renegotiated the terms and has extended the note to September 30, 2003. (See Note 11)

On May 27, 2003, the Company financed the purchase of a condominium with a first mortgage due to Wells Fargo for the amount of $65,835. The note is due in 30 years with an interest rate of 5.875% per annum and is personally guaranteed by Vincent Hesser, a director of the Company. During the six months ended June 30, 2003, the Company paid a total of $65 in principal and accrued $313 in interest.


/34/


                  Zion Development Corporation
                  (a Development Stage Company)
                              Notes

On May 27, 2003, the Company financed the purchase of a condominium with a second mortgage due to Mr. Hesser. The note is due in 1 year with one balloon payment of $7,165 with no interest accrued. In the event of default, the remaining balance will accrue interest at a rate of 18% per annum. During the six months ended June 30, 2003, the Company paid a total of $0 in principal and accrued no interest. (See Notes 5 and 11)

Note 7 - Loan from director

On September 24, 2002, the Company entered into a Promissory Note Agreement with Vincent Hesser, a Company director, wherein Mr. Hesser loaned the Company $20,000. The Note bears interest at 10% per annum and is due and payable in full on March 23, 2003. During the year ended December 31, 2002, the Company paid a total of $20,000 to Mr. Hesser and the interest of $38 was forgiven. (See Note 11)

Note 8 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

               U.S federal statutory rate         (34.0%)

               Valuation reserve                   34.0%
                                                   -----
               Total                                  -%

As of December 31, 2002, the Company has a net operating loss carry forwards as follows:

               Year       Amount                Expiration
               ----       ------                ----------
               2001      $  1,111                  2021
               2002      $ 45,544                  2022

Note 9 - Stockholders' equity

The Company is authorized to issue 100,000,000 shares of its $0.001 par value common stock and 20,000,000 shares of its $0.001 par value preferred stock.

On  December 6, 2001, the Company issued 1,000,000 shares of  its
$0.001 par value common stock to a founder in exchange for cash in the amount of $25,000. (See Note 11)

On  December 19, 2001, the Company issued 1,500,000 shares of its
$0.001 par value common stock to a founder in exchange for property valued at $36,000 from its president. (See Note 5 and 9)

On September 30, 2002, the Company closed its Regulation D, Rule 504 offering of its $0.001 par value common stock and issued 5,000 shares for cash of $5,000. Of the total amount $1,000 is considered subscriptions receivable. The Company also issued 25,000 shares to Corporate Regulatory Services for consulting services valued at $25,000 in conjunction with its Rule 504 offering.


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                  Zion Development Corporation
                  (a Development Stage Company)
                              Notes

On  September 30, 2002, the Company issued 33,600 shares  of  its
$0.001 par value preferred stock pursuant to its Regulation D, Rule 505 offering for cash in the amount of $30,240. Of the total amount $780 is considered subscriptions receivable.

In December 2002, the Company received donated capital of $38.

In March 2003, the Company received cash of $1,000 and cancelled a portion of the subscriptions receivable balance.

There have been no other issuances of common and/or preferred stock.

Note 10 - Warrants and options

As of June 30, 2003 and December 31, 2002, there are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

Note 11 - Related party transactions

On  December 6, 2001, the Company issued 1,000,000 shares of  its
$0.001 par value common stock to the president. (See Note 9)

On December 19, 2001, the Company purchased from the president of the Company a parcel of land. (See Note 5 and 9)

On September 24, 2002, the Company was loaned $20,000 from a director of the Company. During the year ended December 31, 2002, the Company paid the entire balance in full. (See Note 7)

On September 30, 2002, the Company issued a total of 2,050 shares of its $0.001 par value common stock valued at $2,050 to family members of a director of the Company and 30,000 shares of its $0.001 par value preferred stock to Marie Elena Davis, a note holder. (See Note 6)

On  January  7, 2003, the Company entered into a Promissory  Note
Agreement with Shawn Wright, an officer and director of the Company, in the amount of $5,000. (See Note 4)

On May 27, 2003, the Company purchased a condominium for the purchase price of $71,000 from a director of the Company. The Company financed the purchase of a condominium with a second mortgage due to Vincent Hesser, a director of the Company. (See Notes 5 and 6)

Office space and services are provided without charge by a director and shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


/36/


                            Part III

Item 1.        Index to Exhibits


  Exhibit  Name and/or Identification of Exhibit
  Number


   3       Articles of Incorporation & By-Laws
            (1) Articles of Incorporation Filed December 4, 2001
            (2) By-Laws of the Company Adopted December 5, 2001

  99.1 Certification under Section 906 of the Sarbanes-Oxley Act (18 U.S.C. SECTION 1350)


/37/


                           SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.



                  Zion Development Corporation
-----------------------------------------------------------------
                          (Registrant)


Date: October 28, 2003
      ----------------



By: /s/ Shawn Wright
    ----------------
    Shawn Wright
    President/CEO and Treasurer/CFO


/38/